Exhibit (a)(19)

Excerpt from Company’s Fourth Quarter & Full Year 2024 earnings call, dated February 27, 2025.

Julian Francis: Before we turn the call over to Q&A, I want to briefly address our ongoing matter with QXO. Back on January 27, 2025, QXO launched an unsolicited tender offer at $124.25 per share.

Our Board after consultation with its independent financial and legal advisers unanimously determined that QXO’s offer is not in the best interests of the Company and its shareholders, because it significantly undervalues the Company and our prospects for growth and value creation.

Therefore, the Board strongly recommended that shareholders not tender their shares to QXO. Importantly, though, the Board remains open to considering all opportunities to maximize shareholder value, and Beacon looks forward to sharing more on its future growth plans and 2028 long-term financial targets, at our upcoming Investor Day on March 13, 2025.